# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BLACKROCK MUNIHOLDINGS FUND, INC., CIK 0001034665
CUSIP: 09253N609
Title of class of securities: VARIABLE RATE MUNI TERM PREFERRED SHARES
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0000019617
Persons authorized to receive notices and communications: Michael Lees, JPMorgan Chase & Co., 270 Park Avenue, New York, New York (NY), 10017, (212) 270-6000

## Reporting persons
- JPMorgan Chase & Co. (CIK 0000019617): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 7,178; sole dispositive power 0; shared dispositive power 7,178; aggregate amount beneficially owned 7,178 (100% of the class)
- DNT Asset Trust (CIK 0002005954): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,178; sole dispositive power 0; shared dispositive power 7,178; aggregate amount beneficially owned 7,178 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: VARIABLE RATE MUNI TERM PREFERRED SHARES
Name of issuer: BLACKROCK MUNIHOLDINGS FUND, INC.
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Comment:
This Amendment No. 1 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated December 20, 2023 and filed with the SEC on January 2, 2024 (the "Original Schedule 13D"), for JPMorgan Chase & Co. ("JPMC") and DNT Asset Trust ("DNT Trust") (collectively, the "Reporting Persons") with respect to certain Variable Rate Muni Term Preferred Shares ("Preferred Shares") of BLACKROCK MUNIHOLDINGS FUND, INC. (the "Issuer").

This Amendment is being filed as a result of the reorganization of BlackRock MuniHoldings Quality Fund II, Inc. ("MUE"), BlackRock Municipal Income Trust ("BFK"), BlackRock Municipal Income Quality Trust ("BYM"), BlackRock Municipal Income Trust II ("BLE") into the Issuer on February 9, 2026 (the "Reorganization") pursuant to which DNT Trust exchanged its 780 Preferred Shares of MUE (CUSIP No. 09254C602), 1,541 Preferred Shares of BFK (CUSIP No. 09263Q204), 976 Preferred Shares of BYM (CUSIP No. 092479609), and 1,741 Preferred Shares of BLE (CUSIP No. 09249N705) for an equal number of Preferred Shares of the Issuer (CUSIP No. 09253N609).

## Item 2. Identity and Background
Name of person filing: This information is not changed by this Amendment.
Residence or business address: This information is not changed by this Amendment.
Present principal occupation or employment: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule A and Schedule B referenced therein and replacing them with Schedule A and Schedule B included with this Amendment and attached as an Exhibit hereto.
Criminal convictions in the last five years: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule A and Schedule B referenced therein and replacing them with Schedule A and Schedule B included with this Amendment and attached as an Exhibit hereto.
Civil proceedings (securities laws) in the last five years: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule A and Schedule B referenced therein and replacing them with Schedule A and Schedule B included with this Amendment and attached as an Exhibit hereto.
Citizenship: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule A and Schedule B referenced therein and replacing them with Schedule A and Schedule B included with this Amendment and attached as an Exhibit hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"In connection with the Reorganization of MUE, BFK, BYM, and BLE into the Issuer, DNT Trust exchanged its 780 Preferred Shares of MUE (CUSIP No. 09254C602), 1,541 Preferred Shares of BFK (CUSIP No. 09263Q204), 976 Preferred Shares of BYM (CUSIP No. 092479609), and 1,741 Preferred Shares of BLE (CUSIP No. 09249N705) for an equal number of Preferred Shares of the Issuer (CUSIP No. 09253N609)."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"In connection with the Reorganization of MUE, BFK, BYM, and BLE into the Issuer, DNT Trust exchanged its 780 Preferred Shares of MUE (CUSIP No. 09254C602), 1,541 Preferred Shares of BFK (CUSIP No. 09263Q204), 976 Preferred Shares of BYM (CUSIP No. 092479609), and 1,741 Preferred Shares of BLE (CUSIP No. 09249N705) for an equal number of Preferred Shares of the Issuer (CUSIP No. 09253N609) pursuant to that certain Amended and Restated Variable Rate Muni Term Preferred Shares Purchase and Exchange Agreement dated February 9, 2026."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: This information is not changed by this Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose: This information is not changed by this Amendment.
Transactions in the class effected during the past sixty days: This information is not changed by this Amendment.
Other persons with the right to receive dividends or sale proceeds: This information is not changed by this Amendment.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This information is not changed by this Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end of the first paragraph thereof:

"The voting and consent rights on the 5,038 Preferred Shares acquired in connection with in the Reorganization will be subject to the Voting Trust and will be treated in the same manner as previously described in this Item 6."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 thereto and inserting the following exhibits in its place:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement"

Item 7 of the Original Schedule 13D is hereby further amended by adding the following Exhibit to the listings of exhibits to be attached to this Schedule 13D:

"Exhibit Description of Exhibit

99.5 Amended and Restated Schedule A and Schedule B

99.6 Ameded and Restated Variable Rate Muni Term Preferred Shares Purchase Agreement dated February 9, 2026

99.7 Amended and Restated Registration Rights Agreement, dated February 9, 2026"

## Signatures
- JPMorgan Chase & Co.: /s/ Michael Lees, Michael Lees, Executive Director (02/26/2026)
- DNT Asset Trust: /s/ Tim A. Self, Tim A. Self, Authorized Officer (02/26/2026)
Comment: Please note that Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule A and Schedule B referenced therein and replacing them with the amended and restated Schedule A and Schedule B attached to this Amendment.